UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of JUNE, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   June 20, 2005                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         HALO RESOURCES LTD. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, British Columbia   V6E 3V7
         Phone: (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         June 23, 2005

3.       PRESS RELEASE

         The press release was released on June 23, 2005 through various approved public media and filed with the TSX Venture Exchange, the British Columbia, Quebec and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chairman of the Board
         Phone: (604) 685-9316

9.       DATE OF REPORT

         July 4, 2005.

                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 484-00688 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

NEWS RELEASE                                                       JUNE 23, 2005

  HALO & METANOR DOCUMENT NEW HIGH GRADE GOLD RESULTS AT BACHELOR LAKE (QUEBEC)

VANCOUVER, BRITISH COLUMBIA, JUNE 23, 2005 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) & SERGE ROY, PRESIDENT & CEO OF METANOR RESOURCES INC. (TSX.V:MTO) are pleased to announce the most recent results from the ongoing 12,500M underground drilling program at Bachelor Lake, Quebec. Significant assay results were returned from five (5) new holes within the deep extension (below Level 12) of the "Main", "A" and "B" mineralized zones (see also Press Release of May 26, and June 8, 2005). Highlights of the latest drill results from below Level 12 are listed below:

BACHELOR LAKE "A ZONE":
   - 14.10 G/T AU OVER 2.25 M CONTAINED WITHIN 9.70 G/T AU OVER 4.55 M (hole 12-55).
   -   17.71 G/T AU OVER 1.50 M  (hole 12-57).

BACHELOR LAKE "B ZONE":
   -   8.53 G/T AU OVER 3.45 M (hole 12-54);
   - 8.30 G/T AU OVER 3.40 M CONTAINED WITHIN 5.80 G/T AU OVER 5.80 M (hole 12-55);
   - 17.90 G/T AU OVER 1.80 M CONTAINED WITHIN 8.57 G/T AU OVER 6.42 M (hole 12-56);
   -   19.41 G/T AU OVER 1.50 M 9.68 G/T AU OVER 1.65 M CONTAINED WITHIN
       4.40 G/T AU OVER 13.15 M (hole 12-57);

BACHELOR LAKE "MAIN ZONE":
   - 8.85 G/T AU OVER 1.90 M CONTAINED WITHIN 7.06 G/T AU OVER 2.70 M (hole 12-49);
   - 9.28 G/T AU OVER 2.20 M CONTAINED WITHIN 4.84 G/T AU OVER 8.35 M (hole 12-56);
   - 6.97 G/T AU OVER 1.70 M CONTAINED WITHIN 4.13 G/T AU OVER 3.40 M (hole 12-57);

PLEASE NOTE THAT ALL THE INTERVALS ARE UNCUT AND INDICATED OVER CORE LENGTHS, NOT TRUE VEIN OR HORIZONTAL WIDTHS. SEE TABLE 1, for detailed assay results and FIGURE 1 for approximate hole locations in the MAIN & A ZONES and FIGURE 2 for approximate hole locations in the B ZONE.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted graphic is:  Map of Bachelor Lake Main Zone Longitudinal View
                     Showing Holes 12-49, 12-56 and 12-57
                     400 feet equaling 1 inch
                     Also showing Exisiting Reosurces, Unexplored Poternial, A Zone, Stope and Levels 6 to 15

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted graphic is:  Map of Bachelor Lake B Zone Longitudinal View
                     Showing Holes 12-54, 12-55 and 12-56
                     400 feet equaling 1 inch
                     Also showing Exisiting Reosurces, Unexplored Poternial, A Zone and Stope/Drift and Levels 9 to 15


                         TO VIEW GRAPHICS PLEASE GO TO:
                                 www.sedar.com

DRILLING RESULTS

The results highlighted above are from holes located in the western block (West of the T1 fault; holes 12-54 and 56), in the "gap zone" (between the T1 and "A" Zone; hole 12-57) and also within the eastern block (East of the "A" Zone; holes 12-49 and 55). These latest results, together with data obtained from earlier holes drilled in this program (see previous Press Release), are providing a better understanding of the geological features and continuity of the Bachelor Lake gold deposit below 12 level.

WESTERN EXTENSION (HEWFRAN) AND WACONICHI FAULT

It has been previously interpreted that the "Main" Zone may not be present in the foot-wall of the Waconichi fault (Big Wac). The current drilling program has, documented the presence of the "Main" Zone in this area and furthermore, has shown that the Waconichi fault shows only minor displacement. It is now suggested that the "Main" Zone resource can be extended several hundred feet beyond the Big Wac and connect with the "East" Zone of the just recently acquired Hewfran project.

Compilation of drill hole and geological data from the Bachelor and Hewfran resource areas is currently underway in order to confirm this model and also to determine if this area may also host the "B", and perhaps other mineralized zones.

LATE STAGE GOLD ENRICHMENT

Drill results from the area, referred to as the "gap zone" (between the T1 fault and "A" Zone), has potential to positively impact the economics of the project. This area was previously interpreted to contain granite dykes but the latest drill results (such as hole 12-57) show that the "Main" and "B" zones continue through this area. Furthermore, this area appears to be the locus for late stage gold emplacement which is associated with strong hematite alteration, silica-flooding and the occurrence of conspicuous visible gold. .. Additional drilling and geological interpretation will be conducted to better understand this mineralizing event and to determine the resource potential of this area.

GOLD PRODUCTION POTENTIAL OF THE "A" ZONE

The "Main" and the "B" Zone form a sub-parallel relationship along strike and are cross-cut at an oblique angle by the mineralized "A" shear zone, with some minor displacements associated. Historic gold production at Bachelor Lake was almost exclusively from the "Main" and "B" zones with only a negligible portion being mined form the "A" zone. THE CURRENT DRILLING PROGRAM, HAS INDICATED THAT THE "A" ZONE MAY ALSO HAVE THE POTENTIAL TO BECOME AN ADDITIONAL PRODUCTION SOURCE. For example, the junction between the "B Zone" and the "A" mineralized shear zone in hole 12-57 has resulted in a broad gold zone grading 5.64 G/T AU OVER 18.0M. A program to better understand the geological controls of this higher grade shoot related to the "A" Zone is currently underway.

A 12,500M ON-GOING DRILL PROGRAM

Two drill rigs are operating from existing stations located on 12th level. Since drilling commenced on April 6, 2005, a total of 53 holes have been completed for a cumulative total of greater than 8,630m. Initial interpretation of drill core indicate that the intersections show both significant width and strong mineralization in each of the 3 vein systems. Drill results will be released on a regular basis as assay results become available over the next months.

As a result of the outstanding success of the current drilling, a supplementary drill program is currently been considered to further extend the mineralized gold resource envelop and to establish the basis for future exploration endeavours. Details of this additional program will be forthcoming.

TABLE 1. -  BACHELOR LAKE UNDERGROUND DRILLING PROGRAM DETAILED ASSAY RESULTS.

--------------------------------------------------------------------------------------------------------------------------
    HOLE ID              FROM           TO            LENGTH          AU                  AVERAGE              ZONE
                          (m)          (m)              (m)          (g/t)
--------------------------------------------------------------------------------------------------------------------------

                        --------------------------------------------------      ------------     -----------   -----------
     12-49              174.60        175.45           0.85           6.00      7.06 g/t Au      8.85 g/t Au
                        --------------------------------------------------
                        175.45        176.50           1.05          11.15      over 2.7 m       over 1.9 m    MAIN ZONE
                        --------------------------------------------------                       -----------
                        176.50        177.30           0.80           2.81
                        --------------------------------------------------      ------------                   -----------
--------------------------------------------------------------------------------------------------------------------------
                        --------------------------------------------------      ------------                   -----------
     12-54               59.15         60.05           0.90           8.56      8.53 g/t Au                    B ZONE
                        --------------------------------------------------
                         60.05         61.35           1.30           7.80      over 3.45 m
                        --------------------------------------------------
                         61.35         62.60           1.25           9.27
                        --------------------------------------------------      ------------                   -----------
--------------------------------------------------------------------------------------------------------------------------
                        --------------------------------------------------      ------------                   -----------
     12-55              104.20        105.00           0.80           4.38
                        --------------------------------------------------
                        105.00        105.60           0.60           1.30
                        --------------------------------------------------                       -----------
                        105.60        106.50           0.90          13.35      5.8 g/t Au       8.3 g/t Au
                        --------------------------------------------------
                        106.50        107.50           1.00           9.59      over 5.8 m       over 3.4 m    B ZONE
                        --------------------------------------------------
                        107.50        109.00           1.50           4.34
                        --------------------------------------------------                       -----------
                        109.00        110.00           1.00           1.49
                        --------------------------------------------------      ------------                   -----------
                        112.35        112.75           0.40          22.00
                        --------------------------------------------------
                        112.75        113.60           0.85           2.29      9.7 g/t Au
                        --------------------------------------------------                       -----------
                        113.60        114.70           1.10          16.90      over 4.55 m      14.1 g/t Au
                        --------------------------------------------------
                        114.70        115.15           0.45           6.85                       over 2.25 m   A ZONE
                        --------------------------------------------------
                        115.15        115.85           0.70          14.30
                        --------------------------------------------------                       -----------
                        115.85        116.30           0.45           2.73
                        --------------------------------------------------
                        116.30        116.90           0.60           1.11
                        --------------------------------------------------      ------------                   -----------
--------------------------------------------------------------------------------------------------------------------------
                        --------------------------------------------------      ------------                   -----------
     12-56               30.70         31.80           1.10           1.37
                        --------------------------------------------------                       -----------
                         31.80         33.00           1.20           8.00                       17.9 g/t Au   B ZONE
                        --------------------------------------------------
                         33.00         33.60           0.60          37.70      8.57 g/t Au      over 1.8 m
                        --------------------------------------------------                       -----------
                         33.60         34.50           0.90           4.61      over 6.42 m
                        --------------------------------------------------
                         34.50         35.20           0.70           2.43
                        --------------------------------------------------
                         35.20         36.15           0.95           2.69
                        --------------------------------------------------
                         36.15         36.60           0.45           2.34
                        --------------------------------------------------
                         36.60         37.12           0.52          22.70
                        --------------------------------------------------      ------------                   -----------
                         68.05         69.00           0.95           1.09
                        --------------------------------------------------                       -----------
                         69.00         69.60           0.60          10.40
                        --------------------------------------------------
                         69.60         70.35           0.75           2.19      4.84 g/t Au      9.28 g/t Au   MAIN ZONE
                        --------------------------------------------------
                         70.35         71.20           0.85          14.75      over 8.35 m       over 2.2 m
                        --------------------------------------------------                       -----------
                         71.20         72.50           1.30           4.53
                        --------------------------------------------------
                         72.50         73.60           1.10           5.65
                        --------------------------------------------------
                         73.60         73.90           0.30           7.63
                        --------------------------------------------------
                         73.90         74.50           0.60           0.83
                        --------------------------------------------------
                         74.50         75.55           1.05           1.25
                        --------------------------------------------------
                         75.55         76.40           0.85           3.22
                        --------------------------------------------------      ------------                   -----------
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
    HOLE ID              FROM           TO            LENGTH          AU                  AVERAGE              ZONE
                          (m)          (m)              (m)          (g/t)
--------------------------------------------------------------------------------------------------------------------------

                        --------------------------------------------------      ------------     -----------   -----------
     12-57               99.35        100.10           0.75           2.09
                        --------------------------------------------------
                        100.10        100.50           0.40          23.80                       9.68 g/t Au
                        --------------------------------------------------
                        100.50        101.00           0.50           9.77                       over 1.65 m
                        --------------------------------------------------                       -----------
                        101.00        101.75           0.75           0.91
                        --------------------------------------------------
                        101.75        102.25           0.50           1.24
                        --------------------------------------------------
                        102.25        103.10           0.85           2.72
                        --------------------------------------------------
                        103.10        104.25           1.15           1.81       4.4 g/t Au                    B ZONE
                        --------------------------------------------------
                        104.25        105.65           1.40           0.11      over 13.15 m
                        --------------------------------------------------
                        105.65        107.10           1.45           0.66
                        --------------------------------------------------
                        107.10        108.65           1.55           1.02
                        --------------------------------------------------
                        108.65        110.20           1.55           0.88
                        --------------------------------------------------
                        110.20        111.00           0.80           3.73
                        --------------------------------------------------                       -----------
                        111.00        111.45           0.45          30.30
                        --------------------------------------------------
                        111.45        112.20           0.75          10.60                       19.41g/t Au
                        --------------------------------------------------
                        112.20        112.50           0.30          25.10                       over 1.5 m
                        --------------------------------------------------      ------------     -----------   -----------
                        112.50        113.10           0.60          21.50
                        --------------------------------------------------
                        113.10        113.70           0.60          13.90      17.71 g/t Au                   A ZONE
                        --------------------------------------------------
                        113.70        114.00           0.30          17.75      over 1.5 m
                        --------------------------------------------------      ------------                   -----------
                        114.00        114.65           0.65           2.14
                        --------------------------------------------------
                        114.65        115.85           1.20           9.46       5.11 g/t Au                    B ZONE
                        --------------------------------------------------
                        115.85        117.35           1.50           2.91      over 3.35 m
                        --------------------------------------------------      ------------                   -----------
                        123.10        124.45           1.35           3.86
                        --------------------------------------------------
                        124.45        125.00           0.55           0.33       3.3 g/t Au
                        --------------------------------------------------
                        125.00        126.00           1.00           1.88       over 3.85 m
                        --------------------------------------------------
                        126.00        126.30           0.30           6.46
                        --------------------------------------------------
                        126.30        126.95           0.65           5.35                                     MAIN ZONE
                        --------------------------------------------------      ------------
                                                                                 1.81 g/t Au
                        131.15        132.00           0.85           1.81      over 0.85 m
                        --------------------------------------------------      ------------     -----------
                        141.20        141.70           0.85          13.70                       6.97 g/t Au
                        --------------------------------------------------
                        141.70        142.50           0.85           0.25       4.13 g/t Au      over 1.7 m
                        --------------------------------------------------                       -----------
                        142.50        143.70           0.85           1.66       over 3.4 m
                        --------------------------------------------------
                        143.70        143.95           0.85           0.92      ------------                   -----------
--------------------------------------------------------------------------------------------------------------------------

PLEASE NOTE THAT ALL THE INTERVALS ARE INDICATED OVER CORE LENGTHS, NOT TRUE VEIN WIDTHS.

QUALIFIED PERSON

The above information has been prepared under the supervision of Consulting Geologist Alain Carrier, M.Sc., P.Geo., InnovExplo inc., "Qualified" and "Independent" Person under 43-101 guidelines. Alain Carrier is actually supervising the field work and has verified the authenticity and validity of the data. This release has also been reviewed by Yves Buro who is designated as a "Qualified Person", under the definition of NI 43-101, and who has also the ability and authority to verify the authenticity and validity of the exploration data. In addition to over 25 years of experience on exploration and mining projects, Yves has specific prior experience on the Bachelor Lake Property.

QUALITY CONTROL AND QUALITY ASSURANCE PROGRAM

Assay samples are taken from drill core (BQ size) sawed in half with one half sent to a commercial laboratory and other half retained for future reference. A strict QA/QC program is followed which includes mineralized standards, blank and duplicate for each batch of samples. Significant assay results are duplicated at the original laboratory. The gold assaying method uses a 30-gram sample Fire Assays (atomic absorption with gravimetric finish for sample over 5 g/t Au) on splits from an initial 250-gram pulverized sample. The current drilling program seems to indicate that more visible gold occurs at depth at Bachelor Lake. The assay protocol was revised considering these coarse gold occurrences. Gold assaying is now obtain from a 50-gram sample on splits from an initial 1000-gram pulverized sample (crushing 90% <2mm and pulverization 90% <200 mesh). Assays were performed by ALS Chemex - Chimitec of Val-d'Or (Quebec), an assay laboratory accredited by the Standards Council of Canada. Metallic screen fire assay are completed on samples with visible gold or where initial multiple duplicates show any variability.

For further information on the Bachelor Lake Property, please see the Bachelor Lake Gold Mine Property NI 43-101 - Technical Report dated December 20, 2004 (Revised Version), filed on SEDAR at www.sedar.com

                                      -30-


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. EXCEPT FOR THE HISTORICAL STATEMENTS CONTAINED HEREIN, THIS NEWS RELEASE PRESENTS FORWARD-LOOKING STATEMENTS THAT INVOLVE INHERENT RISKS AND UNCERTAINTIES. ALTHOUGH THE MANAGEMENT AND OFFICERS OF HALO RESOURCES LTD. BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS, THEY GIVE NO ASSURANCE THAT THEIR EXPECTATIONS WILL BE ACHIEVED. CERTAIN RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY'S OPERATIONS INCLUDE POLITICAL, ECONOMIC, ENVIRONMENTAL AND GEOLOGICAL ISSUES, INCLUDING BUT NOT LIMITED TO, THE CONTINUED NEED FOR ADDITIONAL CAPITAL, THE COMPETITION WITHIN THE MINING INDUSTRY, AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S PERIODIC REPORTS FILED WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE CAUTIONED THAT, EXCEPT AS DISCLOSED IN THE MATERIALS TO BE PREPARED IN CONNECTION WITH THE TRANSACTION, ANY INFORMATION RELEASED OR RECEIVED WITH RESPECT TO THE TRANSACTION MAY NOT BE ACCURATE OR COMPLETE AND SHOULD NOT BE RELIED UPON. TRADING IN THE SECURITIES OF HALO RESOURCES LTD. SHOULD BE CONSIDERED HIGHLY SPECULATIVE. THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE PROPOSED TRANSACTION AND HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENTS OF THIS PRESS RELEASE.


--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

Serge Roy, President and CEO                 Marc Cernovitch, President & CEO
Metanor Resources Inc.                       Halo Resources Inc.
819-825-8678 or 819-856-8435                 Tel: 604-484-0068 Fax: 604-484-0069
Ghislain Morin, V.P. Corporate Development   Toll Free: 1-866-841-0068
Metanor Resources Inc.                       mcernovitch@halores.com
819-825-8678 or 819-354-9439                 www.halores.com
2872, Sullivan Road, suite 2,
Val-d'Or (Quebec) J0Y 2N0
Phone : (819) 825-8678  Fax. : (819) 825-8224
resources.metanor@cablevision.qc.ca
www.metanor.ca